SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 7, 2005 regarding transfer of own Ericsson shares in relation to Stock Incentive Plans.

Press Release April 6, 2005

Ericsson’s shareholders’ meeting decided on transfer of own Ericsson shares in relation to stock incentive plans

At the Annual General Meeting of Shareholders in Ericsson held today, it was resolved, in accordance with the proposal from the Board of Directors and with previous decisions, that Ericsson shall have the right to transfer its own shares in order to cover certain payments that occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004.

The Annual General Meeting of Shareholders 2001 in Ericsson resolved to approve transfer of own shares in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved to approve transfer of own shares in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved to approve transfer of own shares in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

In addition, resolutions to approve transfer of own shares have thereafter been made for the purpose of the Global Stock Incentive Program at the Annual General Meetings of Shareholders 2002, 2003 and 2004 and for the purpose of the Stock Purchase Plan 2003 at the Annual General Meeting of Shareholders 2004.

In accordance with the above-mentioned resolutions, 2,023,335 shares of series B have been transferred up to April 6, 2005.

In light of the above, the Annual General Meeting of Shareholders resolved that Ericsson shall have the right to transfer, prior to the annual general meeting of shareholders in 2006, a maximum of 59,876,665 shares of series B, which as per 6 April 2005, remains of the original 61,900,000 shares for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004. Transfer of shares shall be effected at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time, registered price interval for the share.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Peter Olofsson

Media Relations

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 7, 2005